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                                                                    EXHIBIT 11.1

                              SIEBEL SYSTEMS, INC.

    STATEMENT REGARDING COMPUTATION OF PRO FORMA NET INCOME (LOSS) PER SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

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                                                                         THREE MONTH      THREE MONTH
                                                       YEAR ENDED        PERIOD ENDED     PERIOD ENDED
                                                    DECEMBER 31, 1995   MARCH 31, 1995   MARCH 31, 1996
                                                    -----------------   --------------   --------------
Net income (loss).................................       $   317           $   (720)        $    198
                                                         -------            -------          -------
Weighted average number of shares of common stock
  outstanding
  Common stock....................................         8,074              8,102            8,359
  Preferred stock, as if converted................         3,858              2,635            4,907
Number of common stock equivalents as a result of
  stock options outstanding using the treasury
  stock method....................................           594                 --              539
Number of common stock issued and stock options
  granted in accordance with SAB No. 83...........         3,814              3,905            3,054
                                                         -------            -------          -------
          Total...................................        16,340             14,642           16,859
                                                         =======            =======          =======
Pro forma net income (loss) per share.............       $  0.02           $  (0.05)        $   0.01
                                                         =======            =======          =======
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